Bare Metal Standard, Inc.

3604 S. Banner Street

Boise, ID 83709

December 14, 2020

Via Edgar

Matthew Crispino, Staff Attorney

United State Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Re:	Bare Metal Standard, Inc.
Form 8-K
Filed October 27, 2020
File No. 000-55795

Mr. Crispino:

The following responses address the comment of the staff (the “Staff”) of the Securities and Exchange Commission as set forth in its letter dated November 6, 2020 and the follow up letter dated November 30, 2020 (the “Comment Letter”) relating to the above referenced Form 8-K of Bare Metal Standard, Inc. (the “Company”).

For the Staff’s convenience, the Staffs comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company.

1.	Our initial review of your registration statement indicates that it fails to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically, it appears that you were a shell company following the September 2020 sale of your assets to your former Chief Executive Officer. Subsequently, you ceased to be a shell company following your transaction with American-Swiss Capital, Inc., in which you appear to have acquired an operating business that engages in the acquisition and development of distressed and undervalued real estate properties. Accordingly, please amend your Form 8-K to include Form 10 information as required by Item 2.01(f) of Form 8-K and the disclosure required by Item 5.06 of Form 8-K. Alternatively, provide us with a detailed analysis of why this disclosure is not required.

Response

The Company disagrees with the assessment that it was a shell company during the 48-day period (the “Development Period”) following the sale of assets to Code 96, LLC pursuant to its Asset Purchase Agreement on September 8, 2020 (the “Asset Sale”) through the date of the closing of the Share Exchange Agreement whereby it acquired American-Swiss Capital, Inc. (“Amswiss”) on October 26, 2020 (the “Share Exchange”). Concurrent with the Asset Sale, John Karatzaferis, was appointed as the Company’s Chief Executive Officer, President, Treasurer, Chief Financial Officer and Secretary following the resignations of James Bedal, Michael Taylor and Jeffrey Taylor. We note that as of December 14, 2020, Mr. Karatzaferis continues to serve in the executive positions he was appointed to on September 9, 2020 pursuing the busines plan as initially contemplated on the date of his appointment.

Rule 12b-2 defines a “Shell Company” as a company which satisfies both prongs of the following “Shell Test:”

1.	No or nominal operations; and
2.	Either:

i.	No or nominal assets;
ii.	Assets consisting solely of cash and cash equivalents; or
iii.	Assets consisting of any amount of cash and cash equivalents and other nominal assets.

In SEC Release No. 33-8587 the Commission stated that it intentionally did not define the term "nominal" and it did not set a quantitative threshold of what constitutes a shell company. As such, the threshold of what is "nominal” is based on the facts and circumstances of each individualized case.

The definition of a shell company was further expanded upon in Footnote 172 to SEC Release No. 33-8869 (“Release 33-8869”) as it provided that the term shell does not include a development stage company engaged in an actual business. The intent of Footnote 172 provides that the definition of a shell company were not intended to capture a “start-up company” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company.” Footnote 172 also provided that the exclusion of a “start-up company” in the definition of a shell company is based on the belief that “such a company does not meet the condition of having “no or nominal operations.” Such footnote was intended to address certain concerns brought forth by several commenters to Release No. 33-8869 (defining a “shell company”) who indicated that the definition of a shell company set forth above would capture virtually every company during its startup phase and therefore too broad.

In this case, the Company clearly does not fall within the first prong of the “Shell Test” during the Development Period or thereafter in that it has never had “no or nominal operations.”  The Company has been executing its business plan and can demonstrate operations.  Although the SEC has declined to define the term “nominal,” on page 4 of the SEC release, the SEC states that “shell companies do not operate businesses” which is clearly not the case with the Company in that it has always had operations.  Because the Company does not fall within the first prong of the test, it would not be considered a “Shell Company” during the Development Period or thereafter as such term is defined by Rule 12b-2. As the Company does not meet the first part of the two-prong test, there is no need to exam the second prong of the definition of a shell.

During the Development Period, the Company has been very active in its operations with respect to developing its business plans, and has had consistent, material ongoing operations that are not nominal.  Some of the relevant factors that the Company finds pertinent in its classification as a non-shell are, (i) a very specific business purpose (ii) a bona fide plan of operations, (iii) revenue generation strategy, and (iv) operating expenses. Effective as of the beginning of the Development Period, the Company’s business plan has been to find and develop distressed real estate properties. In furtherance of this business plan during the Development Period the Company has:

•	Commenced negotiations with management of Housers Ltd., a company that specializes in crowd sourcing the financing of real estate projects in Southern Europe, with respect to the potential acquisition of Housers Ltd. by the Company, which negotiations are still ongoing as of the date hereof.

•	Worked directly with Kriptech International Corp. (“Kriptech”) and Amswiss to submit plans and permits for data center construction on land owned by Amswiss.

Currently Amswiss owns approximately 150,000 square meters allocated for use as part of a village development in Montenegro. During the Development Period, together with Kriptech and Amswiss, we began seeking an additional 250,000 square meters of land for Kriptech for the purposes of building a Hyperscale Data Center. We have negotiated the sale of the land neighboring the village development for the use of the Hyperscale Data Center. Plans for the Hyperscale Data Center will also be submitted to the government of Montenegro on December 15, 2020.

•	In conjunction with Amswiss and Kriptech, worked with architects, planning consultants, media designers, video production to prepare submissions for the Hyperscale Data Center.

•	Management attended four site surveys on land in the north of Montenegro with design teams engaged by the Company.

•	Negotiated with various funders to raise capital for the Company in connection with the above projects and on October 23, 2020 closed a convertible note financing in the principal amount of $48,000.

•	In anticipation of the acquisition of Amswiss, the Company assisted Amswiss in the finalizing of the bid to purchase property in Volterra, Italy, which offer was granted and accepted.

•	Prepared and reviewed documentation and performed the needed due diligence with respect to the acquisition of Amswiss.

The foregoing actions taken by the Company demonstrate the Company’s high level of commitment towards establishing a legitimate business pursing opportunities for its development. The Company is a development stage company pursuing real estate projects. Therefore, the Company is not a “shell” company, but rather a development stage company with a limited operating history.

Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034, if you have any questions or comments. Thank you.

Very truly yours,

/s/John Karatzaferis

John Karatzaferis, President and CEO

cc:          Stephen Fleming, Esq.

Fleming PLLC